    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 1997
                                                      REGISTRATION NO. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                _______________

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                _______________
                          UIH AUSTRALIA/PACIFIC, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          COLORADO                                   84-1341958
(STATE OR OTHER JURISDICTION                      (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)

                            4643 SOUTH ULSTER STREET
                             DENVER, COLORADO 80237
                                 (303) 770-4001
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                _______________

                                MICHAEL T. FRIES
                            CHIEF EXECUTIVE OFFICER
                          UIH AUSTRALIA/PACIFIC, INC.
                            4643 SOUTH ULSTER STREET
                             DENVER, COLORADO 80237
                                 (303) 770-4001
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                _______________

                                   COPIES TO:

                             GARTH B. JENSEN, ESQ.
                            HOLME ROBERTS & OWEN LLP
                            1700 LINCOLN, SUITE 4100
                             DENVER, COLORADO 80203
                                 (303) 861-7000

  Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.
                                _______________

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                _______________

                                      CALCULATION OF REGISTRATION FEE
=================================================================================================================
                                                                    PROPOSED            PROPOSED
                                                                     MAXIMUM            MAXIMUM       AMOUNT OF
         TITLE OF EACH CLASS OF              AMOUNT TO BE        OFFERING PRICE        AGGREGATE     REGISTRATION
       SECURITIES TO BE REGISTERED          REGISTERED (1)    PER SHARE/WARRANT (3)  OFFERING PRICE      FEE
-----------------------------------------------------------------------------------------------------------------
Warrant(2)...............................  488,000 warrants           $0                  $0               $0

Common Stock (par value $.01 per share)..  488,000 shares           $10.45            $5,099,600         $1,504
=================================================================================================================

(1) This Registration Statement relates to Warrants to purchase Common Stock of the Company as well as to the Common Stock underlying such Warrants. Pursuant to Rule 416, this Registration Statement also covers such indeterminable number of additional shares of Common Stock as may become issuable pursuant to adjustments under the Warrants.
(2) The Warrants are being issued at no additional cost to holders on November 15, 1997 of the Company's 14% Senior Discount Notes due 2006, pursuant to the terms of the Indenture pursuant to which such Senior Notes were issued. The Warrants are exercisable at a price of $10.45 per share of Common Stock.
(3) Based on the exercise price of the Warrants pursuant to Rule 457(a). There is no current trading market for the Company's Common Stock, nor is the Company planning to develop such a market.

                                _______________

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment.  A        +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there be any sale of these + +securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED OCTOBER 9, 1997

PROSPECTUS

              488,000 WARRANTS TO PURCHASE SHARES OF COMMON STOCK
                          AND 488,000 OF COMMON STOCK

           [LOGO]               UIH AUSTRALIA/PACIFIC, INC.

     UIH Australia/Pacific, Inc. (the "Company") intends to issue 488,000 warrants (the "Warrants") to purchase an aggregate of 488,000 shares of Common Stock, par value $.01 per share ("Common Stock"), and to issue, from time to time, up to 488,000 shares of Common Stock upon the exercise of such Warrants. The Warrants are being issued pursuant to the terms of the indentures (collectively, the "Indenture") governing the Company's outstanding 14% Senior Discount Notes due May 15, 2006 (the "Senior Notes"). Pursuant to the Indenture, the holders of Senior Notes on November 15, 1997 are being issued the Warrants because the Company did not consummate an issuance of capital stock resulting in gross proceeds to the Company of at least $70.0 million (an "Equity Sale"), on or prior to November 15, 1997. One Warrant will be issued for each $1,000 principal amount of the Senior Notes held on November 15, 1977 (the "Record Date"). The Warrants are exercisable on or after November 15, 1997 and prior to 5:00 p.m., New York City time, on May 15, 2006. The exercise and transfer of the Warrants is subject to applicable federal and state securities laws.

     Each Warrant entitles the registered holder thereof, subject to and upon compliance with the provisions thereof and of the Warrant Agreement (as defined herein), at such holder's option, prior to 5:00 p.m., Eastern time, on May 15, 2006, to purchase from the Company one share (or such other number as may result from adjustments as provided in the Warrant Agreement) of Common Stock at a purchase price per share of $10.45.

     There is no public market for the Warrants or the underlying Common Stock and the Company does not intend to apply for listing of the Warrants or the underlying Common Stock on any securities exchange.

                                _______________

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


===================================================================
                     PRICE        UNDERWRITING      TOTAL PROCEEDS
                    TO THE       DISCOUNTS AND          TO THE
                   PUBLIC(1)     COMMISSIONS(2)     COMPANY(2)(3)
===================================================================
Per Warrant.......     $0              $0                 $0
-------------------------------------------------------------------
Per Share.........   $10.45            $0               $10.45
-------------------------------------------------------------------
Total............. $5,099,600          $0             $5,099,600
===================================================================

(1) No underwriting discounts or commissions will be paid. The shares of Common Stock will be offered directly by the Company upon exercise of the Warrants.
(2) Before deducting offering expenses estimated at $43,000
(3) Assumes all of the Warrants are exercised.



             The date of this Prospectus is ________________, 1997.

                               TABLE OF CONTENTS

Available Information.....................  2      Recent Developments...............  9
Information Incorporated by Reference.....  2      Determination of Offering Price...  9
The Company...............................  3      Plan of Distribution..............  9
Risk Factors..............................  4      Legal Matters..................... 10
Use of Proceeds...........................  9      Experts........................... 11

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Warrants and Common Stock offered hereby (the "Registration Statement"). This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby reference is made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048.

     The Company intends to furnish holders of the Warrants and Common Stock with annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.


                     INFORMATION INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission (File No. 333-05017) and are incorporated in this prospectus by reference and made a part hereof:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K Report").

     2. The Company's Quarterly Report on Form 10-Q for the quarters ended March 31 and June 30, 1997.

     3. The Company's Current Report on Form 8-K dated May 15, 1997.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the dates of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information that the prospectus incorporates). Any such request should be directed to UIH Australia/Pacific, Inc., Chief Financial Officer, 4643 South Ulster Street, Suite 1300, Denver, Colorado, 80237 (telephone number 303-770-
4001).

                                  THE COMPANY

OVERVIEW

     The Company is a leading provider of multi-channel television services in Australia and New Zealand. Through its Australian operating companies, CTV Pty Ltd. ("CTV") and STV Pty Ltd. ("STV"), which collectively are referred to herein as "Austar," the Company is the largest provider of multi-channel television services in regional Australia, where it operates wireless cable ("MMDS") systems and markets a direct-to-home ("DTH") service in franchise areas encompassing approximately 1.6 million television homes, or 25% of the total Australian market. In addition, the Company, through its majority-owned New Zealand operating company, Saturn Communications Limited ("Saturn"), is constructing a wireline cable and telephony system in Wellington, New Zealand, a market representing approximately 135,000 television homes. The Company's other assets include (i) a 25% interest in XYZ Entertainment Pty Ltd. ("XYZ"), a programming company that provides four channels to the Australian multi-channel television market as part of the "Galaxy" package the most widely distributed programming package in Australia and the core component of Austar's programming, as well as a recently launched fifth channel, (ii) an up to 90% economic interest in Telefenua S.A. ("Telefenua"), the only provider of multi-channel television services in Tahiti, with an MMDS system in a market with 31,000 television homes, and (iii) a 100% interest in United Wireless Pty Limited ("United Wireless"), a provider of two-way wireless mobile data services in Australia.

SPONSORSHIP BY UIH

     The Company currently is a wholly owned subsidiary of UIH Asia/Pacific Communications, Inc. ("UAP"), which in turn is an indirect majority owned subsidiary of United International Holdings, Inc. ("UIH"), a leading provider of multi-channel television services outside the United States. Together with its strategic and financial partners, UIH has ownership interests in multi-channel television systems in operation or under construction in 23 countries. UIH's operations are organized in three geographic regions: (i) Europe, consisting primarily of the Company's interest in one of Europe's largest privately owned multi-channel television operating companies; (ii) Asia/Pacific, including investments in operating systems and early stage projects in Australia, New Zealand, the Philippines, Tahiti and China; and (iii) Latin America, including multi-channel television systems in Brazil, Chile and Mexico. These operating systems served an aggregate of approximately 3.4 million subscribers, passed approximately 7.3 million homes and had the potential to reach approximately 9.9 million homes as of March 31, 1997. UIH's net equity interest in those subscribers was 1.2 million, homes passed were 3.6 million, and homes in service area were 4.8 million. Assuming the full exercise of all of the Warrants, UAP will continue to hold 96.6% of the Company's Common Stock. See "Risk Factors -- Control of the Company by Majority Shareholder."

OTHER

     Immediately prior to the issuance of the Warrants, the Company intends to effect a stock split whereby the currently outstanding 500 shares of Common Stock would be converted into a total of 13,864,941 shares of Common Stock.

     The Company was incorporated in 1994 as a Colorado corporation. The principal executive office of the Company is located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, and its telephone number is (303) 770-4001.

                                  RISK FACTORS

     Prospective purchasers of the Warrants and underlying Common Stock offered hereby should consider carefully the following Risk Factors, as well as the other information set forth in this Prospectus (including attachments), before purchasing the Warrants and underlying Common Stock.

     This Prospectus and the documents incorporated herein by reference contain statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to the development of the Company's markets, future funding requirements and operating performance of the Company. Prospective purchasers of the Warrants and underlying Common Stock offered hereby are cautioned that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including, without limitation, the information set forth below, identifies important factors that could cause such differences.

     Leverage. The Company is highly leveraged. As of June 30, 1997, on a pro forma basis after giving effect to the 1997 Note Offering (as defined below), the consolidated liabilities of the Company and its subsidiaries (including trade payables of subsidiaries) would have been approximately $387.5 million (including the Senior Notes), substantially all of which, except for the Senior Notes, would have been obligations of the Company's subsidiaries. As of May 16, 2001 (the date cash interest payments begin on the Company's Senior Notes) and assuming an Equity Sale is not consummated on or before such date, the Senior Notes will have an Accreted Value $501.9 million. The Company will have annual cash interest payments with respect to the Senior Notes of approximately $74 million and the Company's ability to meet its debt service requirements will be dependent upon substantial growth in the Company's cash flow. If the Company's cash flow and working capital are not sufficient to fund the Company's expenditures and to service its indebtedness, the Company would be required to raise additional funds through the sale of equity or debt securities, the refinancing of all or part of its indebtedness, or by effecting the sale of significant assets. The Indenture as well as the indentures governing the outstanding 14% Senior Secured Discount Notes due 1999 of UIH, restrict the ability of the Company and its Restricted Subsidiaries (as defined therein) to incur additional indebtedness beyond specified financial ratios. There can be no assurance that the Company will be successful in generating cash flow by a sufficient magnitude or in a timely manner or in raising additional equity or debt financing to enable the Company to meet its debt service and other liquidity requirements. The high degree to which the Company is leveraged could have significant adverse consequences upon the Company, including, without limitation, (i) increased vulnerability to adverse economic and competitive conditions, (ii) inability to obtain additional financing necessary to fund future working capital requirements, capital expenditures, acquisitions or other general needs, and (iii) the dedication of a substantial portion of cash flow from operations to the payment of principal of and interest on indebtedness, rather than to the expansion of operations and the pursuit of new opportunities. In addition, the Company and its subsidiaries and affiliates may incur additional indebtedness, which may be secured debt and/or at the level of the operating companies, from time to time to finance expansion, either through capital expenditures or acquisitions, or for other general corporate purposes.

     The Company's ability to sell or transfer its ownership interests in Saturn, Telefenua and XYZ is subject to limitations contained in the agreements between the Company and its strategic and financial partners including, in certain cases, complete prohibitions on sales or transfers for a period of years and/or rights of first refusal. In addition, none of the operating companies currently has any publicly traded securities, and there can be no guarantee that there will be in the future either a public or private market for the securities of the operating companies. As a result, the Company's ability to liquidate any or all of its investments may be substantially limited, and there can be no guarantee that the Company will be able to do so in a timely manner in the event of an acceleration of the Senior Notes prior to their maturity or in order to satisfy its obligations in respect of such securities in the event of a change of control of the Company, or to repay the Senior Notes upon their maturity.

     History of Operating Losses. The Company has experienced net losses since its formation. The Company had consolidated net operating losses of $68.2 million for fiscal 1996 and consolidated net operating losses of $50.3 million for the six months ended June 30, 1997. The Company expects to incur substantial additional net losses and net operating losses for the foreseeable future as it pursues the development of its multi-channel television systems and programming ventures, and there can be no assurance that such losses will not continue indefinitely or exceed the Company's expectations. In addition, the Company has experienced net losses, net operating losses and negative cash flows from operations since formation, as each of its operating companies has been in the early stages of constructing and marketing its operations. In fiscal 1995, net operating losses (translated using a weighted average exchange rate) for Austar, Saturn, Telefenua and XYZ were $8.3 million, $2.6 million, $4.2 million and $28.9 million, respectively. From the Company's acquisition of United Wireless in September 1995 through December 31, 1995, United Wireless had net operating losses of $0.6 million. In fiscal 1996, net operating losses (translated using a weighted average exchange rate) for Austar, Saturn, Telefenua, XYZ and United Wireless were $54.0 million, $5.3 million, $2.5 million, $18.4 million and $3.1 million, respectively. Continuing net losses, net operating losses and negative cash flows would increase the Company's need for additional capital in the future. See "--Need for Additional Capital."

     Limited Operating History; Uncertainties Associated with a New Industry; Customer Acceptance and Market Demand. Saturn and Telefenua are in the early stages of constructing their respective multi-channel television and telecommunication systems and/or marketing their respective services. Although Austar has finished construction of substantially all of its MMDS systems and has launched DTH service in all of its franchise areas, it is still in the early stages of marketing its services. Austar's success will depend largely upon its ability to gain and retain subscribers throughout its franchise areas. Saturn is in the early stages of constructing a full-service network in its identified markets. Saturn has launched service in a portion of its service areas and has only recently begun marketing its services and connecting subscribers beyond its existing base. Telefenua launched its service in March 1995 and is also in the early stages of marketing its services. In addition, the successful implementation of the Company's operating strategies is subject to factors and uncertainties, many of which are outside of its control and difficult to predict, due, in part, to the limited history of multi-channel television in Australia and Tahiti and of integrated multi-channel television and telephony services in New Zealand. No assurance can be given that such factors will not negatively affect the implementation of such operating strategies and the Company's financial results.

     Subscription television services were not introduced in Australia and Tahiti until 1995 and 1994, respectively. There can be no assurance that the Company will experience and sustain the levels of customer acceptance and retention required for its success. While the subscription television and telecommunications markets in New Zealand have operating histories, there currently are no fully operational integrated video and voice networks such as Saturn is building. As a result, the size of the New Zealand market for such services, likely rates of penetration of services in this market, acceptance of projected monthly rates for combined services, structure of the competitive environment and long-term attractiveness of the integrated video and voice business in New Zealand are unclear.

     Need for Additional Capital. While the Company believes that its cash on hand, available funds under existing financing facilities and projected cash flow from operations will be sufficient for the Company to complete the construction and initial marketing of its existing operating companies, currently estimated to require approximately $157.8 million in total (of which the Company's pro rata portion is approximately $133.1 million), not taking into account existing financing facilities), over the next two to three years, there can be no assurances that such funds will be sufficient for its needs. See "Recent Developments--Funding Requirements." Availability under the Bank Facility is conditioned on certain cash flow levels and equity contributions to Austar. See "Recent Developments--Austar Bank Facility." Austar is evaluating the economic and strategic benefits of a larger commitment to its DTH business which may entail greater capital and operating expenditures for subscriber installation and programming costs. Sources of additional capital, if any, may include additional debt and equity financing at the Company and operating company levels, although there can be no assurance that such funds will be available on satisfactory terms or on a timely basis, if at all.

     Competitive Industry. The subscription television business in each of the countries in which the Company operates is and will remain competitive and subject to rapid change due to regulatory and other factors. Austar currently competes in one of its metropolitan markets with FoxTel Management Pty Limited ("FoxTel"), which has substantial financial resources and also carries the Galaxy package. Austar may face competition as FoxTel launches service in other franchise areas. To the extent Austar experiences competition in any of its markets, its "churn" rate (rate of subscriber disconnects) could increase. An increase in Austar's churn rate would result in higher capital expenditure requirements. In addition, since July 1997 Australian law has allowed other persons to deliver subscription television services via DTH. Optus Vision Pty Limited ("Optus Vision") publicly announced in 1996 that it plans to offer subscription television services by DTH throughout Australia. Saturn expects to compete with existing providers of multi-channel television services and telephony services in New Zealand, certain of which have substantially more resources and experience than Saturn. These competitors include Telecom New Zealand Limited, New Zealand's largest telecommunications service provider, which has announced its intention to rebuild certain of its existing networks to enable it to offer video and data services to approximately 70,000 homes in various parts of that country. Telefenua also competes with another provider of subscription television services in its operating area. In addition to an existing competitor, United Wireless could face competition in the future from certain companies with significantly greater resources than the Company that are currently attempting to implement satellite-generated data transmission and paging services on a global scale.

     Deployment of Network; Access to Infrastructure; Construction Risk.   The
construction within management's cost estimates and launch schedules of the Saturn network is dependent upon factors, many of which are outside of the Company's control. Because the New Zealand pay television market is in its early development stages, access to contractors experienced in the necessary deployment of combined cable television and voice networks in New Zealand is limited. The Company's continued access to and successful training of contractors is a key element to meeting management's launch schedules, but there can be no assurance as to such access. The Company's success will depend in part upon its ability to deploy networks quickly throughout its service areas. No assurance can be given that the

Company will succeed with its development schedule or that the Company's financial performance and results of operations will not be adversely affected by its inability to do so.

     Construction projects are subject to cost overruns and delays not within the control of the Company or its subcontractors, such as delays related to governmental rules and regulations including zoning and permit requirements, as well as acts of governmental entities, financing delays and catastrophic occurrences. Delays also can arise from design changes and material or equipment shortages or delays in delivery. Services to buildings passed by the operating systems can be delayed if easements are not obtained from third parties. Failure to complete construction on a timely basis could jeopardize such operating company's ability to compete and could have material adverse effects on the financial condition and results of operations of one or more of the operating companies.

     Ability to Procure Additional Programming Services. The Company's success is largely dependent upon management's ability to procure programming that is attractive to its customers at reasonable commercial rates. The Company is dependent upon third parties for the development and delivery of programming services. These programming suppliers will charge the operating companies for the right to distribute the channels to the operating companies' customers. The costs to the operating companies for additional services will be determined through negotiations between the operating companies and these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be critical to the Company's future success. There can be no assurance that the operating companies will have access to additional programming services or that management can secure rights to such programming on commercially acceptable terms.

     Australis Media Limited ("Australis"), Austar's primary supplier of programming, is engaged in a rapid roll-out of service that has required a significant amount of capital and has strained its liquidity. Australis recently announced a proposed merger with FoxTel, the completion of which may provide Australis with funds to complete the roll-out of its service. If such merger does not occur and alternative financing to satisfy Australis' long-term capital needs is not obtained, Australis may have difficulty meeting contractual obligations with respect to the four non-XYZ Galaxy channels distributed directly by Australis. The Company believes that if Austar is no longer able to obtain the four Galaxy channels provided by Australis on an exclusive basis and it were required to seek replacement programming, it would have access to the same programming directly from the suppliers of such four Galaxy channels or sufficient alternative programming on competitive terms. There can be no assurance, however, that this would be the case, and the inability of Austar to procure the same or suitable alternative programming at competitive rates and on an exclusive basis in its service areas could have a material adverse effect on the Company.

     Rapid Technological Changes. The multi-channel television industry is subject to rapid and significant changes in technology. Although the Company believes that its operating companies' current and planned networks have been designed to be sufficiently flexible to permit them to deliver a variety of existing multi-channel television and, where appropriate, telecommunications services to their respective customers and advanced, integrated entertainment, telecommunications and information services as they become available in the future, the effect of any future technological changes on the viability or competitiveness of the Company's network and services cannot be predicted.

     Government Regulations; License Renewal. Multi-channel television operations and programming services are subject to governmental regulation, which may change from time to time. There can be no assurance that material and adverse changes in the regulation of the Company's existing operating systems will not occur in the future. Regulation can take the form of price controls, service requirements and programming content restrictions, among others.

     Broadcasting services provided by Austar are subject to Australian government regulation under the Radiocommunications Act 1992 (the "Radiocommunications Act"), which regulates the use of the radio spectrum in Australia; the Broadcasting Services Act 1992 (the "BSA"), which, among other things, regulates the delivery and content of broadcasting services in Australia, including subscription television broadcasting services; the Trade Practices Act 1974 (the "TPA"), which, among other things, regulates the provision of and access to telecommunications services, and the use of DTH and cable services; and the Telecommunications Act 1997 (the "Telecommunications Act"), which, among other things, regulates the use of telecommunications facilities that supply telecommunications services and program suppliers who deliver a subscription television broadcasting or narrowcasting service using cable and in certain respects, DTH satellite transmission. The Telecommunications Act, which commenced on July 1, 1997, removes the duopoly previously enjoyed by Telstra and Optus Vision and established for the first time an open competition regime. At this stage, it is too early to predict what impact this regime will have on Austar. Changes in existing regulations or laws or in the interpretation of existing regulations or laws by the courts or governmental authorities in Australia, as well as the development of the subscription television industry in Australia generally, may have a material adverse effect on the ability of XYZ and Austar to compete with other forms of entertainment and may also have a material adverse effect on XYZ's and Austar's ability to attain their business objectives or on their results of operations. Matters which could adversely affect the profitability of XYZ and Austar and/or the value of their licenses include anti-siphoning regulations which have limited and, in the future, could limit further the Company's access to certain sports programming, the loss by Austar of certain of its licenses, the inability of Austar to acquire additional licenses or be reissued its existing licenses, the inability of Austar to comply with class licenses for the provision of broadcasting services or licenses or other obligations under the Telecommunications Act, the issuance of additional licenses to competitors of Austar, changes in the Australian programming content requirements, changes in the amount or calculation of taxes, fees or charges payable for licenses, license renewals or conversions, changes in the conditions attaching to any licenses or any other policies or regulations that modify the present regulatory environment. Such regulatory changes and limitations, or the enactment of future limitations, may adversely affect the ability of XYZ and Austar to secure additional financing. The Australian Federal government has expressed its intent to review certain issues relating to subscription television broadcasting services, including Australian program content requirements and limitations on foreign and cross-media ownership (although the government announced recently that it would not pursue any review of the foreign or cross-media ownership rules until after the next Federal election, which the Company does not anticipate happening for at least the next two years).

     Austar's MMDS licenses issued under the Radiocommunications Act were granted between 1994 and 1996 and have initial terms of five years from the date of grant. The terms governing the renewal or conversion of Austar's existing MMDS apparatus licenses into spectrum licenses has not been announced. The failure to renew or the revocation of Austar's MMDS licenses, or the failure of Austar to receive appropriate spectrum licenses upon conversion of existing licenses would have a material adverse effect on the Company's financial condition.

     While New Zealand currently has an extremely unregulated environment in which to operate multi-channel television and telephony services and currently requires no special licenses or franchises to operate multi-channel television systems, there can be no assurance that the regulatory environment will continue to remain so unregulated. Telefenua's MMDS authorization expires in 2004 and is currently under legal challenge. There can be no assurance that Telefenua will be successful in renewing its license or defending any challenge.

     Foreign Acquisitions and Takeovers Act/Investment Company Act Considerations. The Company currently holds a majority of the outstanding securities presently entitled to vote for the election of directors and has the right to designate all of the directors of Austar. While the transactions pursuant to which the Company acquired such securities and related rights did not require any advance notification or approval under Australian law, in the future, they could be reviewed by the Treasurer of Australia (the "Treasurer") under provisions of the Australian Foreign Acquisition and Takeovers Act 1975, as amended ("FATA"). If so reviewed and determined by the Treasurer to have resulted in a change of control of an Australian person to a foreign person that is against the national interest of the Commonwealth of Australia, there would be no violation of law, but the Treasurer could require the parties to restore the voting control of Austar so that the Company is entitled to appoint directly only three of six directors of Austar. While the Company believes a determination under the FATA should not affect its effective 100% economic interest in Austar, there can be no assurance that such would be the case. In addition, if the manner in which the Company designates directors of Austar is changed as a result of action by the Treasurer, an issue may be presented under the Investment Company Act of 1940 (the "1940 Act") as to whether the Company would then be an unregistered investment company. If the Company's economic interests in Austar did not provide the Company sufficient control of Austar to permit the Company to obtain exemptive relief from the Commission, there would be a risk that the Company would be an unregistered investment company and as such, the Company would be subject to monetary penalties and injunctive relief in an action brought by the Commission, the Company would be unable to enforce contracts with third parties and third parties could seek to obtain recision of transactions undertaken during the period it was established that the Company was an unregistered investment company.

     Challenge to Telefenua Authorization. In 1993 and 1994, Telefenua entered into local franchise agreements with 30-year terms to provide cable television services in Tahiti and subsequently obtained authorizations with a term through 2004 from the Conseil Superieur de l'Audiovisuel ("CSA") permitting a holder of a cable television license to provide subscription broadcast services via MMDS. The authorizations were based in part on a French government decree of July 22, 1993 (the "Decree"). In response to a legal challenge by the territorial government of Tahiti, the Conseil d'Etat of France recently canceled part of the Decree authorizing the issuance of MMDS licenses by the CSA in French Polynesia. The cancellation provides a legal basis to cancel the required authorization already granted to Telefenua by the French communications agency. The territorial government of Tahiti has brought an action in French court seeking such cancellation, although no such cancellation has yet taken place. A law recently enacted by the French Parliament may give Telefenua a statutory basis for seeking a new authorization from the communications agency, should the existing authorization be nullified. There can be no assurance, however, that if the existing authorization is nullified a new authorization will be obtained. In addition, the new authorization would last no more than five years and could differ in other respects from the previous authorization. The Company believes that if the existing authorization is nullified and Telefenua is unable to obtain a new authorization, Telefenua would petition for restitution for the taking of such authorizations. If Telefenua does not obtain a new authorization, however, there is no assurance that Telefenua will receive any restitution. In addition, any available restitution could be limited and could take years to obtain.

     Dependence on Key Personnel; Relationship with UIH and UAP. Many of the personnel performing key managerial and executive functions in the operating companies are employees of the Company's parent, UIH, over which the Company has no control. The services of such personnel are made available to the operating companies under the terms of Technical Assistance Agreements and the Management Agreement between the Company and UAP upon payment by the operating companies of certain fees. No assurance can be given as to the continued availability of such key personnel.

     As the Company continues the construction and marketing of its operating systems, its success and growth strategy depends in large part on its ability to attract and retain local management, marketing and operating personnel at the UAP and operating company levels. There can be no assurance that the Company will be able to attract and retain the qualified personnel needed for its business.

     Control of the Company by UAP. The Company is currently a wholly owned subsidiary of UAP. Assuming that all of the Warrants are exercised, UAP would still hold 96.6% of the Company's outstanding shares of Common Stock and as such will be able to control all matters requiring the approval of the Company's shareholders.

     Risks Inherent in Foreign Investment. The Company has invested substantially all of its resources outside of the United States. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks and risks of increases in taxes and governmental royalties and fees. The Company is also exposed to the risk of changes in foreign and domestic laws and policies that govern operations of foreign-based companies. Although the majority of the Company's operations are located in Australia and New Zealand, the Company has interests in operating systems in Tahiti where foreign investment risks may be greater.

     Foreign Currency Exchange Rate and Conversion Risks. Although the operating companies have attempted, and will continue to attempt, to match costs and revenues and borrowings and repayments in terms of their respective local currencies, payment for a majority of purchased equipment has been, and may continue to be, required to be made in currencies, including dollars, other than local currencies. In addition, the value of the Company's investment in an operating company is partially a function of the currency exchange rate between the dollar and the applicable local currency. In general, the Company does not execute hedge transactions to reduce its exposure to foreign currency exchange rate risks. Accordingly, the Company may experience economic loss and a negative impact on earnings with respect to its holdings solely as a result of foreign currency exchange rate fluctuations, which include foreign currency devaluations against the dollar. The Company may also experience economic loss and a negative impact on earnings related to these monetary assets and liabilities. The countries in which the operating companies now conduct business generally do not restrict the removal or conversion of local or foreign currency; however, there can be no assurance this situation will continue. Such restrictions, if enacted, could create substantial barriers to the conversion or repatriation of funds, and such restrictions could adversely affect the Company's and its operating companies' ability to pay overhead expenses, meet their respective debt obligations and to continue and expand their businesses.

     Limited Insurance Coverage. The operating companies obtain insurance of the type and amount which management believes is appropriate for their systems. Such policies do not, however, insure the entire portion of multi-channel television systems. Accordingly, a catastrophe affecting a significant portion of a system's infrastructure could result in substantial uninsured losses.

     International Tax Risks. In general, a United States corporation may claim a foreign tax credit against its federal income tax expense for foreign income taxes paid or accrued. Because the Company must calculate its foreign tax credit separately for dividends received from each foreign corporation in which the Company owns 10% to 50% of the voting stock and because of certain other limitations, the Company's ability to claim a foreign tax credit may be limited, particularly with respect to dividends paid out of earnings subject to a high rate of foreign income tax. The Company will also be obligated to allocate deductions to its foreign activities in computing the foreign tax credit limitation that limits the available foreign tax credit. These limitations and the inability of the Company to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective tax rate on the Company's earnings. The Company has an ownership interest in Telefenua, which is located in Tahiti, a self-governing territory of France, with which the United States does not have an income tax treaty. As a result, the Company may be subject to increased withholding taxes on dividend distributions and other payments from Telefenua and also may be subject to double taxation with respect to income generated by Telefenua.

     Ownership of Subsidiaries. While the Company has an effective 100% economic interest in Austar, it holds only 14.9% of Austar's ordinary shares. The Company, through its ownership and economic interest, has the right to appoint all of the directors of Austar. While the holders of Austar's ordinary shares are entitled to vote on certain limited matters, they do not have the power to wrest control of Austar from its board of directors appointed by the Company. Similarly, while the Company holds a majority economic interest in Telefenua and appoints a controlling number of directors, it holds less than the majority of Telefenua's outstanding common stock.

     Trading Market for the Warrants and the Underlying Common Stock; Absence of Public Market. The Company has not sought and is not seeking a listing for the Warrants or the underlying Common Stock on a national securities exchange or an authorization for quotation on Nasdaq Stock Market. There can be no assurance that an active trading market will develop for the Warrants or the underlying Common Stock.

     No Dividends. It is not expected that any dividends will be paid on the Common Stock in the foreseeable future. In addition, the Indenture will limit the Company's ability to pay cash dividends.

     Dilution. Warrantholders who exercise Warrants to acquire shares of Common Stock will experience an immediate, substantial dilution in net tangible book value per share. As of June 30, 1997, the net tangible book deficit per share of the Company's common stock was $10.61. After giving effect to (i) the issuance and sale by the Company of Common Stock upon exercise of the Warrants, at an exercise price of $10.45 per share, and (ii) the deduction or estimated expenses of this offering, the pro forma net tangible book deficit of the common stock at June 30, 1997, would have been $9.90 per share. This represents an immediate reduction in net tangible book deficit per share of $0.71 to present stockholders and an immediate dilution of $20.35 per share to Warrantholders who exercise Warrants.

                                USE OF PROCEEDS

     If all of the Warrants are exercised, net proceeds to the Company after payment of expenses of the offering are estimated to be approximately $5.1 million. See "Plan of Distribution." Such proceeds, if any, will be contributed to the subsidiaries and affiliates of the Company for their capital expenditures and working capital expenditures as permitted by the terms of the Indenture, and for general corporate purposes.

     Pending use of the net proceeds from the offering as described above, the Company intends to hold such proceeds in short-term, interest bearing, investment grade securities, including governmental obligations and other money market instruments.

                              RECENT DEVELOPMENTS

AUSTAR BANK FACILITY

     In July 1997, Austar secured from a bank a syndicated senior secured debt facility (the "Bank Facility") in the amount of A$200 million (approximately $144 million based on the September 15, 1997 exchange rate). The proceeds of the Bank Facility will be used to finance Austar's subscriber acquisition and working capital needs. The Bank Facility consists of three sub-facilities: (i) an A$50 million working capital facility; (ii) an A$60 million cash advance facility available upon the contribution of additional equity to Austar on a 2:1 debt-to-equity basis; and (iii) an A$90 million term loan facility, which will be available on the basis of Austar having achieved minimum subscriber and operating cash flow levels. The maximum amount of equity required in (ii) above would be A$30 million, of which approximately A$15.5 million had been contributed as of August 31, 1997, and the remainder of which is expected to be contributed from the Company or by a third party equity provider, UIH or UAP. The cash advance and term loan facilities are fully repayable pursuant to an amortization schedule beginning December 31, 2000 and ending June 30, 2004. As of August 31, 1997, Austar had drawn approximately A$81 million on the Bank Facility, of which A$50 million was used to repay a bridge financing facility. The Bank Facility is secured by all of the assets of Austar and a pledge of all of the shares of CTV and STV held by the Company. Prior to December 31, 2000, the Bank Facility limits the ability of Austar to declare and pay dividends, make any payments on any debentures or any other subordinated shareholder loans, or pay any fees under management or technical assistance agreements with any related party. After December 31, 2000, however, these restrictions would be lifted so long as Austar is not in default under the Bank Facility and there exists an adequate ratio of excess cash flow to total outstanding debt.

SATURN TRANSACTION

     Part of the Company's New Zealand strategy has been to offer an integrated cable television/telephone service within its operating area. To further this strategy, in July 1997, the Company took as its partner in Saturn a subsidiary of Saskatchewan Telecommunications Holdings Corporation ("SaskTel"), a Canadian telecommunications company with substantial experience in constructing and operating telephone networks. SaskTel invested approximately $20 million for a
35% interest in Saturn.   SaskTel has announced its intentions to invest in
Saturn up to an additional approximate $5.4 million, pro rata to additional investments by the Company. The $20 million of funding by SaskTel has reduced the Company's current funding obligations by the same amount and future funding by SaskTel, pro rata based on its ownership interest, will reduce the Company's future funding obligations by an additional $20.8 million from what the Company had anticipated when Saturn was a wholly owned subsidiary of the Company. The Company and SaskTel will explore additional project financing for construction of Saturn's system.

     The Company believes that SaskTel will bring valuable telephony expertise to Saturn as it completes construction of its Wellington network and launches telephone service, scheduled to occur in the first half of 1998. SaskTel has appointed three of its employees to management positions, including Saturn's Chief Technology Officer and its Telephone Switch Manager, and has signed a technical assistance agreement with Saturn to provide additional technical and management expertise.

SENIOR NOTE OFFERING

     On September 23, 1997, the Company closed the sale of $45.0 million of principal amount at maturity of Senior Notes pursuant to a private placement (the "1997 Note Offering "). The Company received net proceeds of $29.3 million from the offering of Senior Notes.

FUNDING REQUIREMENTS

     The following table sets forth, as of August 31, 1997, (i) the total estimated funding required for the construction and initial marketing of the operating companies' systems in their existing license areas, including any capital invested to date and the application of any operating cash flow sources for such operating companies, (ii) the total amount of capital invested in each of the operating companies and the portion funded by the Company and (iii) the total estimated additional funding required based on the assumptions stated in (i) above and the Company's estimated portion of such funding. Such amounts are expected to be funded over the next 24 to 36 months. The estimated required additional funding numbers below have not been reduced to give effect to any surplus cash flow of any one operating company which might be available to fund the requirements of another operating company. To the extent the operating companies fund their construction and other costs through project financing, the Company's portion of estimated additional funding would be reduced proportionately. The Company's portion of estimated additional funding would be increased proportionately to the extent cash flow from the operating companies and other sources of financing are not sufficient to meet project funding requirements. To the extent that the other shareholders of XYZ or Saturn fail to fund their pro rata share of the respective additional shareholder capital, the Company may elect, if it is able, to fund all or a portion of such shortfall.

                              ESTIMATED TOTAL PROJECT          CAPITAL INVESTED                ESTIMATED REQUIRED
                                FUNDING REQUIREMENTS       AS OF AUGUST 31, 1997 (1)           ADDITIONAL FUNDING
         OPERATING            -----------------------    ------------------------------    ----------------------------
          COMPANY             THE COMPANY      TOTAL     THE COMPANY (2)    TOTAL (2)      THE COMPANY        (TOTAL)
         ---------            -----------      ------    ---------------  -------------    -----------      -----------
                                                               (In thousands)
Austar                         $369,800      $369,800    $278,364 (3)      $278,364 (3)       $ 91,436 (4)     $ 91,436
Saturn                           69,178       109,700      31,065 (5)        51,065 (5)         38,113           58,635
Telefenua                        17,400        17,400      16,737            16,737                663              663
XYZ                              14,000        56,000      12,590            50,360              1,410            5,640
United Wireless                   8,200         8,200       6,761             6,761              1,439            1,439
                               --------      --------    --------          --------           --------         --------
  Total                        $478,578      $561,100    $345,517          $403,287           $133,061         $157,813
                               ========      ========    ========          ========           ========         ========

----------------------------------
(1) Certain amounts contributed by the Company's partners were contributed in currencies other than U.S. dollars. Such amounts have been translated to U.S. dollars using a convenience translation.
(2) Includes amounts contributed to Austar (approximately $11.1 million) and Saturn (approximately $2.9 million) by shareholders other than the Company, which amounts were contributed by such shareholders prior to the acquisition of their respective interests by the Company.
(3) Does not include the $58.6 million paid by the Company to increase its economic interest in Austar to approximately 100%. Includes approximately A$81 million ($62 million converted using the exchange rate on each funding date) funded under the Austar Bank Facility.
(4) The remaining availability of the A$200 million Austar Bank Facility (approximately A$119 million or $85.7 million based on the September 15, 1997 exchange rate) is anticipated to be used to meet all or a portion of these funding requirements.
(5) Does not include the value of shares of common stock exchanged in 1996 for shares of the Company to increase the Company's interest in Saturn.


AUSTRALIAN PAY TELEVISION MARKET

     Optus Vision has publicly announced that it plans to offer subscription television services by DTH throughout Australia. Optus Vision and Australis had previously announced plans to form a joint venture to which Australis would contribute its satellite infrastructure allowing for DTH transmission of Optus Vision's television programming services. On May 30, 1997, the Supreme Court of New South Wales, in a proceeding brought by FoxTel, granted a permanent injunction restraining Australis from transferring such assets to the joint venture. At this point, the Company is uncertain whether Optus Vision will continue with its plans to provide DTH service. In July 1997, FoxTel and Australis announced a merger of their operations in which News Corporation Limited and Telstra Corporation Limited, FoxTel's shareholders, would obtain a controlling interest in Australis. The Company believes that such merger may provide Australis with more stable and substantial capital resources. Due to the fact that Australis supplies programming to Austar at what the Company believes are favorable terms, the Company believes Austar will benefit from Australis having greater financial resources.

                        DETERMINATION OF OFFERING PRICE

     The Warrants are issued at no consideration to holders of Senior Notes. The Exercise Price of the Warrants was determined by negotiation between the Company and Donaldson, Lufkin & Jenrette Securities Corporation in connection with the offering and sale in May 1996 of $443.0 million of principal amount at maturity of the Senior Notes.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock offered hereby are being issued by the Company upon the exercise of the Warrants. The Warrants are being issued pursuant to Warrant Agreements (collectively, the "Warrant Agreement") between the Company and Firstar Bank of Minnesota, N.A., as Warrant Agent (the "Warrant Agent") to holders of the Senior Notes. One Warrant is being issued for each $1,000 principal amount at maturity of Senior Notes held by the respective holder on the Record Date. The following summary of certain provisions of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to, all the provisions of the Warrants and the Warrant Agreement, a copy of which may be obtained from the Company upon request, including the definitions therein of certain terms used below.

GENERAL

     Each Warrant will entitle the registered holder thereof, subject to and upon compliance with the provisions thereof and of the Warrant Agreement, at such holder's option, prior to 5:00 p.m., Eastern time, on May 15, 2006, to purchase from the Company one share (or such other number as may result from adjustments as provided in the Warrant Agreement) of Common Stock at an Exercise Price per share of $10.45.

     The Warrants will be exercisable on or after November 15, 1997 and prior to 5:00 p.m., New York City time, on May 15, 2006. The exercise and transfer of the Warrants will be subject to applicable federal and state securities laws.

     The Warrants may be exercised by surrendering to the Company the warrant certificates evidencing the Warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the Exercise Price. Payment of the Exercise Price may be made (i) in the form of cash or by certified or official bank check payable to the order of the Company or (ii) by tendering Senior Notes having an Accreted Value at the time of tender equal to the Exercise Price or (iii) by tendering Warrants having a fair market value equal to the Exercise Price or (iv) any combination of cash, Senior Notes or Warrants. Upon surrender of the warrant certificate and payment of the Exercise Price, the Company will issue or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole shares of Common Stock to which such holder is entitled. If less than all of the Warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of Warrants.

     No fractional shares of Common Stock will be issued upon exercise of the Warrants. The Company will pay to the holder of each Warrant at the time of exercise an amount in cash equal to the current market value of any such fractional share of Common Stock less a corresponding fraction of the Exercise Price.

     The holders of the Warrants will have no right to vote on matters submitted to the stockholders of the Company and will have no right to receive dividends. The holders of the Warrants will not be entitled to share in the assets of the Company in the event of liquidation, dissolution or the winding up of the Company. In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court, and the holders of the Warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their Warrants prior to the commencement of any such case.

     The certificates evidencing the Warrants may be surrendered for exercise or exchange, and the transfer of warrant certificates will be registrable, at the office or agency of the Company maintained for such purpose, which initially will be the corporate trust office of the Warrant Agent. The warrant certificates will be issued only in fully registered form in denominations of whole numbers of Warrants. No service charge will be made for any transfer, exchange or issuance of warrant certificates, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

ADJUSTMENTS

     The number of shares of Common Stock purchasable upon exercise of Warrants and the Exercise Price will be subject to adjustment in certain events including: (i) the payment by the Company of dividends (and other distributions) on its Common Stock in shares of its Common Stock, (ii) subdivisions, combinations and reclassifications of the Common Stock, (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock within sixty (60) days after the Record Date for such issuance of rights, options or warrants at an offering price (or with an initial conversion, exchange or exercise price) which is less than the current market price per share (as defined) of Common Stock, (iv) the distribution to all holders of Common Stock of any of the Company's assets (including cash), debt securities, preferred stock or any rights or warrants to purchase any such securities (excluding those rights and warrants referred to in clause (iii) above), (v) the issuance of shares of Common Stock for a consideration per share less than the then current market price per share of Common Stock (excluding securities issued in transactions referred to in clauses
(i) through (iv) above), (vi) the issuance of securities convertible into or exchangeable for Common Stock for a conversion or exchange price plus consideration received upon issuance less than the then current market price per share of Common Stock (excluding securities issued in transactions referred to in clauses (iii) or (iv) above) and (vii) certain other events that could have the effect of depriving holders of the Warrants of the benefit of all or a portion of the purchase rights evidenced by the Warrants. The events described in clauses (v) and (vi) above are subject to certain exemptions described in the Warrant Agreement including, without limitation, (A) bona fide public offerings,
(B) bona fide private placements to persons that are not Affiliates of the Company, (C) Common Stock (and options exercisable therefor) issued to the Company's employees, consultants and directors under bona fide benefit plans in an aggregate amount since the date of the Warrant Agreement not to exceed 10% of Common Stock outstanding at the time of issuance.

     No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise price; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In addition, the Company may at any time reduce the Exercise Price to any amount (but not less than the par value of the Common Stock) for any period of time (but not less than twenty (20) business days) deemed appropriate by the Board of Directors of the Company.

     If the Company is a party to a consolidation, merger or binding share exchange, or certain transfers of all or substantially all of its assets occur, the right to exercise a Warrant for Common Stock may be changed into a right to receive the same securities, cash or other assets of the Company or another person that a holder of Common Stock is entitled to receive upon such consolidation, merger, share exchange or transfer (which securities, cash or other assets may not necessarily be of equal value to the Common Stock).

     In the event of a taxable distribution to holders of Common Stock which results in an adjustment to the number of shares of Company Common Stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

     The Warrant Agreement permits, with certain exceptions, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the holders of Warrants under the Warrant Agreement at any time by the Company and the Warrant Agent with the consent of the holders of a majority of the then outstanding Warrants if such amendment or modification will have a material adverse effect on the holders.

                                 LEGAL MATTERS

     The validity of the Warrants to be issued to holders of the Senior Notes and the Common Stock to be issued upon exercise of the Warrants will be passed upon for the Company by Holme Roberts & Owen LLP, Denver, Colorado.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference into this prospectus from the Company's annual report on Form 10-K, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. In that report, that firm states that with respect to the consolidated amounts from the financial statements of Telefenua S.A. and the equity in losses from XYZ Entertainment Pty Ltd. as of and for the year ended December 31, 1995, its report is based on the reports of other auditors, namely Coopers & Lybrand (with respect to Telefenua S.A.) and Deloitte Touche Tohmatsu (with respect to XYZ Entertainment Pty Ltd.). The report referred to above is incorporated by reference herein and in the Registration Statement in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of CTV Pty Ltd. incorporated by reference into this prospectus from the Company's annual report on Form 10-K, have been audited by Arthur Andersen, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference and in the Registration Statement upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of STV Pty Ltd. incorporated by reference into this prospectus from the Company's annual report on Form 10-K, have been audited by Arthur Andersen, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in giving said report.

     The financial statements of Saturn Communications Limited incorporated by reference in this prospectus from the Company's annual report on Form 10-K, have been audited by Arthur Andersen, independent public accountants, as stated in their report appearing therein, and have been incorporated by reference herein and in the Registration Statement in reliance upon the report of such firm given upon their authority as experts in giving said report.

     The financial statement of XYZ Entertainment Pty Ltd. as of December 31, 1994 and 1995 and for the year then ended incorporated by reference in this Prospectus, have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report with respect thereto, and are incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in giving said report.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Capitalized terms used but not defined in Part II have the meanings ascribed to them in the Prospectus contained in this Registration Statement.

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee, are estimated:

     Securities and Exchange Commission registration fee........  $ 1,504
     Printing and engraving expenses............................    5,000
     Legal fees and expenses....................................   10,000
     Accounting fees and expenses...............................   15,000
     Blue sky fees and expenses.................................    5,000
     Transfer agent fees........................................    5,000
     Miscellaneous..............................................    1,496
                                                                  -------

             Total..............................................  $43,000
                                                                  =======

     ---------------------

     The above expenses will be borne by the Company


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of the Company's Articles of Incorporation and Article VI of the Company's Bylaws require the Company to indemnify, to the fullest extent authorized by applicable law, any person who is or is threatened to be made a party to any civil, criminal, administrative, investigative, or the action or proceeding instituted or threatened by reason of the fact that he is or was a director of the Company or is or was serving at the request of the Company as a director of another corporation, partnership, joint venture, trust or other enterprise.

     Article V of the Company's Articles of Incorporation provides that, to the fullest extent permitted by the Colorado Business Corporation Act, directors of the Company shall not be liable to the Company or any of its stockholders for damages caused by a breach of a fiduciary duty by such director.

     Section 7-109-102 of the Colorado Business Corporation Act authorizes the indemnification of directors against liability incurred by reason of being a director and against reasonable expenses (including attorney's fees) in connection with defending any action seeking to establish such liability if the director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Directors may not be indemnified under Section 7-109-102 of the Colorado Business Corporation Act in connection with (a) a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (b) any other proceeding charging that the director denied an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he derived an improper personal benefit. Indemnification is also authorized with respect to any criminal action or proceeding where the officer or director had no reasonable cause to believe his conduct was unlawful.

     The above discussion of the Company's Articles of Incorporation and Bylaws and Section 7-109-102 of the Colorado Business Corporation Act is intended to be only a summary and is qualified in its entirety by the full text of each of the foregoing.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)           Exhibits

     3.1  Articles of Incorporation of the Company, as amended.(1)

     3.2  By-laws of the Company.(1)

     4.1  Form of Warrant Agreement.(1)

     5.1  Opinion of Holme Roberts & Owen LLP as to the legality of the Warrants and
          Common Stock to be issued.

    23.1  Consent of Arthur Andersen LLP (UIH Australia/Pacific, Inc.).

    23.2  Consent of Arthur Andersen (CTV Pty Limited).

    23.3  Consent of Arthur Andersen (STV Pty Limited).

    23.4  Consent of Arthur Andersen (Saturn Communications Limited).

    23.5  Consent of Deloitte Touche Tohmatsu (XYZ Entertainment Pty Limited).

    23.6  Consent of Coopers & Lybrand (Telefenua S.A.)

    23.7 The consent of Holme Roberts & Owen LLP is included in its opinion filed as Exhibit 5.1.

    24.1  Powers of Attorney.

______________

(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 33-05017) filed with the Commission on May 31, 1996.


ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by a final adjudication of such issue.

          The Registrant hereby undertakes that:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the securities act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

       (2) That, for the purposes of determining any liability under the Securities Act , each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the amount of unsubscribed securities to be purchased, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON THIS 9TH DAY OF OCTOBER 1997.

                             UIH AUSTRALIA/PACIFIC, INC.,
                                 A COLORADO CORPORATION


                             By: /s/ J. Timothy Bryan
                                -------------------------
                                    J. Timothy Bryan
                                 Chief Financial Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                                        TITLE/POSITION HELD
         SIGNATURE                      WITH THE REGISTRANT                DATE
         ---------                      -------------------                ----
            *                         Chairman of the Board          October 9, 1997
----------------------------
      Gene W. Schneider


            *                         Chief Executive Officer        October 9, 1997
----------------------------          and Director
      Michael T. Fries


    /s/ J. Timothy Bryan              Chief Financial Officer        October 9, 1997
----------------------------          and Director
      J. Timothy Bryan


            *                         Director                       October 9, 1997
----------------------------
      Mark L. Schneider


            *                         Controller (Principal          October 9, 1997
----------------------------          Accounting Officer)
      Valerie L. Cover


*By:  /s/ J. Timothy Bryan
----------------------------
       J. Timothy Bryan
       Attorney-in-fact